Exhibit 99.3
Dear Fellow Shareholders:
This year’s Annual Meeting of Shareholders (the “Annual Meeting”) of Cognyte Software Ltd. (“Cognyte” or the “Company”) will be held on September 4, 2024, and is particularly important. At this year’s Annual Meeting, shareholders will have the opportunity to vote to reelect two of Cognyte’s key leaders: the Company’s independent Chairman, Earl Shanks, and its CEO, Elad Sharon, both of whom have been instrumental in driving the Company’s strategy and business improvement.
In our proxy statement, you will find important information highlighting the Company’s strategy, governance and recent progress, all of which have been driven by our leadership team and Board of Directors. We encourage you to read these materials carefully and vote today using the instructions on the enclosed proxy card.
Cognyte’s Board of Directors and Management Are Executing on a Strategy that Is Delivering Results for Shareholders
The execution of Cognyte’s current innovation and expansion strategy, led by CEO Elad Sharon, is working. We are leveraging our reputation for best-of-breed technological solutions with customers around the world and improving our competitive position.
Over the last year, these actions have returned Cognyte to growth, delivering sustained and expanding profitability, and strengthening our capital structure. The Company has generated three consecutive quarters of year-over-year Revenue and Adjusted EBITDA1 growth while expanding Gross Margins. Our prospects for continued growth are evident in our strong short- and long-term remaining performance obligations (RPOs). And, in fact, we are projecting continued growth in FY 2025 and recently raised our guidance for the year, reflecting our confidence in our business and execution.
Importantly, shareholders returns have improved. Cognyte’s stock has appreciated by more than 50% since Mr. Shanks was appointed Chairman – less than one year ago – significantly outperforming market and industry benchmarks as well as the stock performance of our peers.2
In a relatively short period of time, the Cognyte Board and management team have taken decisive actions to stabilize the business and improve the Company’s financial performance, putting Cognyte on the right path. The Board expects fiscal 2025 to be a year of continued growth and improved operating leverage, enabling improved profitability and cash flow.
Cognyte Has Actively Sought, Received and Addressed Shareholder Feedback
Our Board believes that effective corporate governance includes regular, constructive dialogue with shareholders.
Over the past year, the Board and executive team have expanded our shareholder outreach program to improve corporate transparency and gather direct shareholder feedback. In 2023 and 2024, we proactively reached out to our top 20 institutional shareholders (and many others), representing approximately 60% of the outstanding shares.
We have engaged in extensive dialogue with our shareholders on topics ranging from business strategy, corporate governance, executive compensation, communications and disclosures, and other important topics.

Based on the feedback we received during these discussions, the Board has refined and advanced the Company’s strategy, refreshed its own composition and leadership, and improved transparency and disclosures. For example, the Board:
•	Established a Strategy Committee to work closely with management to identify and evaluate opportunities to accelerate Cognyte’s growth;
•	Appointed Earl Shanks, an accomplished former CFO of three multi-billion-dollar U.S. public companies with global operations, as independent Chairman;
•
Added three new independent directors – Avi Cohen, Sarit Sagiv and Ron Shvili – all of whom possess highly relevant experience and valuable skills, with subject matter expertise in capital markets, financial reporting, governance and the security analytics market;

•	Accepted the retirement of two of our directors, whose departure helped to facilitate the addition of new directors without the board’s size becoming unwieldy;
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Enhanced disclosures regarding the Company’s financial performance, including, for example, disclosures regarding new customer wins and recurring revenue, and corporate governance practices and policies, adding, for example, a skills matrix to our proxy statement to highlight the diverse skills and backgrounds of our directors and clarifying the Board’s responsibilities, practices and role in overseeing the Company’s management and strategy; and

•
Enhanced disclosures to provide additional detail regarding the Board’s approach to and philosophy for compensation of executive officers, including disclosure of the peer group we use as a benchmark and the criteria used in determining performance-based compensation. Our enhanced disclosures make clear that our compensation is predominantly at-risk, based on performance against key financial metrics that support long-term growth and profitability, and aligned with the interests of our shareholders.

This Year’s Annual Meeting
At this year’s Annual Meeting, Cognyte is nominating two candidates to the Board, both of whom serve in key leadership positions at the Company and both of whom possess skills and expertise critical to our strategy: Earl Shanks and Elad Sharon. We are also seeking the approval of our CEO’s updated compensation plan, which reflects our pay-for-performance culture and the continued evolution of the plan.
Mr. Shanks, the independent Chairman of Cognyte’s Board, has significant U.S. public company experience, including CFO roles with multiple global organizations. He has led many of the Board’s interactions with shareholders recently and has been driving the Company’s governance and disclosure enhancements.
Mr. Sharon, Cognyte’s CEO, has significant experience in the intelligence and security industry, having previously served in senior operating, product development and R&D roles at Verint’s Cyber Intelligence Solutions business before being appointed President of that business in 2016. He leads our management team in executing our strategy.
Despite the Company’s recent progress and the critical role played by each of the Company’s nominees for the Board, one of our shareholders, Value Base Fund (“Value Base”), is demanding a seat on the Board and has nominated one of its investment managers, Tal Yaacobi, to replace Mr. Shanks or Mr. Sharon on the Board.

We have engaged constructively with Value Base several times over the past few months to understand their perspectives and concerns and explore any insightful suggestions they may have to enhance Cognyte’s strategy, or to improve value. To date, however, Value Base has not offered any meaningful recommendations. Instead, we were told that Mr. Yaacobi’s American education, brief experience as an associate with a consulting firm, and knowledge of accounting would enhance our Board. But, there is no evidence to suggest Mr. Yaacobi can help support our global expansion efforts, nor has he provided any concrete suggestions for improving our strategy, operations, governance or disclosure.
Cognyte’s Nominees Are Best Positioned to Continue to Drive the Company Forward
To deliver on Cognyte’s full potential, the Company needs Board and executive leadership that has a deep understanding of global market opportunities and that is focused on global expansion rather than localizing the business. In addition, we need leaders that understand the Company’s current strengths (and challenges), customers, technology, people, assets and opportunities, along with software industry expertise.
The Cognyte Board and management team fully reflect these important attributes, and are comprised of engaged, diverse and dynamic leaders, whose skillsets are closely aligned with the key drivers of our business. Mr. Shanks and Mr. Sharon are central to Cognyte’s continuing business improvement and are dedicated to enhancing value for all shareholders. They know our business, and our customers, competitors, employees and shareholders, well. Removing either of them to elect Mr. Yaacobi, would substantially weaken the Board and threaten the Company’s recent progress and global ambitions.
The CEO compensation plan has been designed to align Mr. Sharon’s interests and incentives with those of our shareholders. The plan reflects feedback we have received from shareholders and practices that are common in our market.
To ensure Cognyte’s strong momentum and progress continues, the Board urges shareholders to support the current strategy and Board. Please vote “FOR” Earl Shanks and Elad Sharon and “AGAINST” the election of Tal Yaacobi, and for the proposal to approve the amendments to our CEO’s compensation plan, using the instructions on the enclosed proxy card.
Sincerely,
The Cognyte Software Ltd. Board of Directors
Shareholders can find out more about the 2024 Annual Meeting by visiting the Cognyte investor relations website at: https://www.cognyte.com/investors/
If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Saratoga, at (888) 368-0379 or (212) 257-1311 or by email at info@saratogaproxy.com
[1]
This letter includes certain financial measures not prepared in accordance with generally accepted accounting principles (“GAAP”), such as adjusted EBITDA. For a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures, please refer to Cognyte’s Notice and Proxy Statement for the Fiscal 2025 Annual Meeting of Shareholders.

[2]
Source: FactSet. Data as of August 8, 2024. “Peers” refer to the companies disclosed in Cognyte’s Notice and Proxy Statement for the Fiscal 2025 Annual Meeting of Shareholders and include AvePoint, BigCommerce Holdings, C3.ai, Cellebrite DI, Consensus Cloud Solutions, Domo, Enfusion, Everbridge, Kaltura, MeridianLink, Rapid7, Rimini Street, Riskified, SecureWorks, SimilarWeb, WalkMe and Zuora. Peer data refers to median.